BrainScanology Inc.

Financial Statement for the year ended December 31, 2021

By Independent Accountants Review Report

Table of Contents



V&R Associates

To the Board of Directors

BrainScanology Inc.

We have reviewed the accompanying financial statements of BrainScanology Inc which includes the income statement, balance sheet as of December 31st 2021, statement of equity and statement of cash flows. A review is comprised of analyses and inquiries of management's financial data. The objective is to form a professional opinion of the financials.

Management's Responsibility for the Financial Statements

Management is responsible for the fair preparation and presentation of all financial statements in accordance with the generally accepted accounting principles (GAAP). This includes implementation and maintenance of financials free from material misstatement.

Accountant's Responsibility

Our responsibility is to conduct a thorough review of the financial statements in accordance with GAAP. Those standards allow us to review the financial statements with guiding principles and procedures to result in a fair and ethical conclusion.

Accountant's Conclusion

After our review we are unaware of any further medication that should be made to the accompanying financial statements in conformance with GAAP.

Viviane Hagopian

Viviane Hagopian
V&R Associates
August 24, 2022

Balance Sheet

BrainScanology Inc
Balance Sheet
As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Chase Checking *6922	59,647.26
Chase Savings *8983	312,947.92
Total Bank Accounts	**$372,595.18**
Total Current Assets	**$372,595.18**
Fixed Assets	
Accumulated Amortization	-686.00
Patent	22,460.20
Total Fixed Assets	**$21,774.20**
TOTAL ASSETS	**$394,369.38**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Chase Credit Card *1428	0.00
Total Credit Cards	**$0.00**
Other Current Liabilities	
Direct Deposit Payable	0.00
Loan Payable - South Africa Project	44,500.00
Payroll Liabilities	0.00
CA PIT / SDI	992.93
CA SUI / ETT	735.00
Federal Taxes (941/944)	12,683.09
Federal Unemployment (940)	126.00
Total Payroll Liabilities	**14,537.02**
Total Other Current Liabilities	**$59,037.02**
Total Current Liabilities	**$59,037.02**
Long-Term Liabilities	
Venture Capital	842,741.38
Total Long-Term Liabilities	**$842,741.38**
Total Liabilities	**$901,778.40**
Equity	
Common Stock	1,000.00
Retained Earnings	0.00
Net Income	-508,409.02
Total Equity	**$ -507,409.02**
TOTAL LIABILITIES AND EQUITY	**$394,369.38**

Income Statement

BrainScanology Inc

Profit and Loss

January - December 2021

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
Advertising & Marketing	6,709.21
Amortization Expense	686.00
Bank Charges & Fees	88.00
Business Registration - CA	130.00
Contractor Expense	2,400.00
Delaware Inc. Expense	725.00
Insurance (WC)	1,511.14
Interest Paid (loans)	345.30
Legal & Professional Services	19,450.30
Office Supplies, Computers, Software	7,331.61
Other Business Expenses	3,551.59
Other Expenses	0.00
Fraudulent Bank Fees	15,522.83
Total Other Expenses	**15,522.83**
Payroll Expenses	0.00
Taxes	7,234.87
Wages	229,926.74
Total Payroll Expenses	**237,161.61**
Rent & Lease	3,592.82
Research & Development	209,163.78
Taxes & Licenses	50.00
Total Expenses	**$508,419.19**
NET OPERATING INCOME	**$ -508,419.19**
Other Income	
Interest Income	10.17
Total Other Income	**$10.17**
NET OTHER INCOME	**$10.17**
NET INCOME	**$ -508,409.02**

Statement of Equity

BrainScanology Inc
Statement of Equity
December 31, 2021

| | Common Stock | | Retained Earnings |
	Shares	Amount	Accumulated Deficit
Beginning Balance, Decement 31 2020	9,730,000 $	973.00	
Issuance of Common Stock	-		
Net Income (loss)	-		(508,409.02)
Ending Balance, December 31 2021	9,730,000 $	973.00 $	(508,409.02)

Statement of Cash Flows

BrainScanology Inc

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-508,409.02
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Accumulated Amortization	686.00
Chase Credit Card *1428	0.00
Direct Deposit Payable	0.00
Loan Payable - South Africa Project	44,500.00
Payroll Liabilities:CA PIT / SDI	992.93
Payroll Liabilities:CA SUI / ETT	735.00
Payroll Liabilities:Federal Taxes (941/944)	12,683.09
Payroll Liabilities:Federal Unemployment (940)	126.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**59,723.02**
Net cash provided by operating activities	**$ -448,686.00**
INVESTING ACTIVITIES	
Patent	-22,460.20
Net cash provided by investing activities	**$ -22,460.20**
FINANCING ACTIVITIES	
Venture Capital	842,741.38
Common Stock	1,000.00
Net cash provided by financing activities	**$843,741.38**
NET CASH INCREASE FOR PERIOD	**$372,595.18**
CASH AT END OF PERIOD	**$372,595.18**

Notes to the Financial Statements

The "Company" BrainScanology Inc. was incorporated in the State of Delaware on August 21, 2020. The company is at a research/programming stage. It is still not in operation.

The Company is on a calendar year.

The financials are prepared in accordance with GAAP.

Currently, no estimates are used.

As of December 31, 2021 the company holds no cash equivalents.

Risks and Uncertainties

The Company is new and still in development. It needs funds to operate. The economic conditions of the US and global markets due to the COIVD-19 pandemic have affected and will still affect the company's operating necessities.

Income Taxes

The Company complied with the Internal Revenue Service (IRS) requirements. Based on the Company's evaluation it is concluded that there are no significant uncertainties of income taxes. Due to the fact that the company has no income there are no liabilities to the IRS. There is only a California and Delaware state minimum income tax of $600 and $800 respectively which has been paid. There is no material liability.

Fair Value of Financial Instruments

The Company currently only has cash assets and goodwill. There are no physical assets.

Concentration of Credit Risk

Currently the cash value of assets exceeds financial institutions federally insured limits of $250,000.

Revenue Recognition

The Company is still in development and not operating. The sales will be recognized with contracts.

Organizational Costs

Organizational costs are expensed as incurred. This includes accounting fees, legal fees and costs of incorporation.

New Accounting Pronouncements

From time to time, new accounting pronouncements per issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies are adopted by the Company as of the specified effective date.

Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

Equity

Common Stock

Under the articles of corporation, the total number of common shares of stock the Corporation shall have authority to issue is 10,000,000 shares at $.0001 par value per share. As of December 31, 2021, 9,730,000 shares have been issued and are outstanding.

The Company issued 9,730,000 shares to the two owners at par value.

Subsequent Events

Crowdfunding Offerings

The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $50,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through WeFunder Inc. (the "Intermediary"). The Intermediary will be entitled to receive a 7.5% commission fee.

Management Evaluation

The Company has evaluated the current situation and has amended the Articles of Incorporation in 2022.

Per 2022 amendment, the revised common stock section is as follows:

> "If the Company undertakes a stock dividend, stock split, spin-off, combination or exchange of shares, recapitalization, merger, consolidation, distribution to stockholders other than a normal cash dividend, or other change in the Company's corporate or capital structure that constitutes an equity restructuring transaction, as that term is used in Statement of Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor thereto) and that results in (i) the outstanding shares of Common Stock, or any securities exchanged therefor or received in their place, being exchanged for a different number or kind of securities of the Company or any other company or (ii) new, different or additional securities of the Company or any other company being received by the holders of shares of Common Stock, then the Plan Administrator will make proportional adjustments in (A) the maximum number and kind of securities available for issuance under the Plan; (B) the maximum number and kind of securities issuable as Incentive Stock Options; and (C) the number and kind of securities that are subject to any outstanding Award and the per share price of such securities, without any change in the aggregate price to be paid under the Award, in each case as necessary to prevent the diminution or enlargement of rights under this Plan. The determination by the Plan Administrator as to the terms of any of the foregoing adjustments will be conclusive and binding. For clarity, the issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, for cash or property, or for labor or services rendered, either on direct sale or on the exercise of rights or warrants to subscribe therefor, or on conversion of shares or obligations of the Company convertible into such shares or other securities, will not affect, and no adjustment by reason thereof will be made with respect to, outstanding Awards."